October 14, 2015

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Re:                             Strongbridge Biopharma plc

Registration Statement on Form F-1 (File No. 333-206654)

Ladies and Gentlemen:

As representative of the several underwriters of Strongbridge Biopharma plc’s proposed initial public offering, we hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Daylight Time, on October 15, 2015, or as soon thereafter as practicable.

In connection with the above-captioned Registration Statement, and pursuant to Rule 460 under the Securities Act of 1933, as amended, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to prospective underwriters, dealers and institutional investors, prior to the requested effective time of the Registration Statement.

We have been informed by the participating underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[signature page follows]

Very truly yours,

Stifel, Nicolaus & Company, Incorporated
As Representative of the several Underwriters

By: Stifel, Nicolaus & Company, Incorporated

By:		/s/ Keith Lister
	Name:	Keith Lister
	Title:	Managing Director

[Signature Page to Strongbridge Biopharma plc Acceleration Request]